                                                                                                                                                Exhibit 99

Supplemental Segment Information
	For the Fiscal Quarter Ended July 31,
In thousands	2007	2006
Orders Received:
Sign Making and Specialty Graphics	$ 86,998	$ 73,466
Apparel and Flexible Materials	49,896	49,481
Ophthalmic Lens Processing	16,322	18,578
	$153,216	$141,525

	July 31, 2007	April 30, 2007
Backlog:
Sign Making and Specialty Graphics	$ 4,594	$ 1,557
Apparel and Flexible Materials	43,614	43,197
Ophthalmic Lens Processing	614	2,600
	$48,822	$47,354